Exhibit 99.1

Can-Fite Receives from CMS Medical Venture Investment Limited $2,000,000 Upfront Payment as Part of Development, Registration and Marketing Agreement for Piclidenoson and Namodenoson in China

Additional milestone and sales payments total up to $72.5M plus double-digit royalties

Recently signed CMS agreement adds to four existing distribution agreements in Canada, South Korea and three countries in Europe (Spain, Switzerland and Austria)

PETACH TIKVA, Israel, August 7, 2018 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address cancer, liver and inflammatory diseases, today announced it has received its first payment of $2,000,000 from CMS Medical Venture Investment. Can-Fite recently announced entering into a development, registration and marketing agreement with CMS for the exclusive right of Can-Fite’s lead drug candidates, Piclidenoson (CF101), for the treatment of rheumatoid arthritis and psoriasis & Namodenoson (CF102) for the treatment of advanced liver cancer and NAFLD/NASH in China (including Hong Kong, Macao and Taiwan). The recently signed CMS agreement adds to the agreements that the Company already has in place with Cipher Pharmaceuticals (for the distribution of Piclidenoson in Canada for rheumatoid arthritis and psoriasis), Kwang Dong Pharmaceutical (for the distribution of Piclidenoson in South Korea for rheumatoid arthritis), Chong Kun Dang (for distribution of Namodenoson in South Korea for treatment of liver cancer) and Gebro Pharma (for the distribution of Piclidenoson in Spain, Switzerland and Austria).

Under the terms of the agreement, in addition to the upfront payment of $2,000,000, CMS is required to pay to Can-Fite milestone payments of up to $14,000,000 upon the achievement of certain regulatory milestones and payments of up to $58,500,000 upon the achievement of certain sales milestones. In addition, the agreement provides for double-digit royalty payments on net sales.

CMS Medical is a wholly-owned subsidiary of China Medical System Holdings Limited (“CMS”; SEHK: 867), a specialty pharmaceutical company based in China, focusing on marketing, promotion and sales of prescription drugs and other medicinal products to therapeutic departments in hospitals. CMS builds up its product portfolio for its target markets by asset acquisition, equity investment, licensing and distribution as well as in-house R&D. CMS is listed on the Hong Kong Stock Exchange with a current market capitalization of approximately HK$34 billion as at August 1, 2018.

“We are pleased to receive this upfront payment of $2,000,000 from CMS and look towards future potential milestone payments as we advance Piclidenoson and Namodenoson through completion of our current trials,” stated Can-Fite CEO Dr. Pnina Fishman. Can-Fite is currently enrolling patients for its Phase III ACRobat™ trial of Piclidenoson for the treatment of rheumatoid arthritis and plans to shortly initiate patient enrollment for its Phase III Comfort™ trial of Piclidenoson for the treatment of psoriasis. The rheumatoid arthritis and psoriasis therapeutic market is dominated by biological drugs that are primarily administered via intravenous injection (IV) and have potential side effects. Rheumatoid arthritis and psoriasis are huge unmet need markets, where rheumatoid arthritis is estimated to reach $35B in 2020 and psoriasis is forecast to reach $9B in 2018. Phase II studies with Namodenoson for the treatment of advanced liver cancer (hepatocellular carcinoma, Child Pugh B) and NAFLD/NASH are currently ongoing. The last patient for the advanced liver cancer trial was enrolled in August 2017, and treatment of remaining patients is still ongoing.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multibillion-dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is currently in a Phase III trial for rheumatoid arthritis and is expected to enter a Phase III trial for psoriasis in 2018. Can-Fite’s liver cancer drug, Namodenoson, is in Phase II trials for hepatocellular carcinoma (HCC), the most common form of liver cancer, and for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114